Exhibit 1.01
Conflict Minerals Report
Macy’s, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for calendar year 2022 (the “Report Year”) as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 24, 2023.
Unless the context indicates otherwise, the terms “Company,” “we,” “its,” “us” and “our” refer to Macy's, Inc. and its consolidated subsidiaries. As used herein and in the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Overview; Applicability of the Conflict Minerals Rule to Our Company
The Company operates 722 stores in 43 states, the District of Columbia, Puerto Rico, and Guam. In the Report Year, the Company's operations were conducted through Macy’s, Bloomingdale's, Bloomingdale’s The Outlet, Macy’s Backstage, Bluemercury, and Market by Macy’s. The Company sells a wide range of merchandise, including apparel and accessories (men’s, women’s and kids’), cosmetics, home furnishings and other consumer goods. In the Report Year, we purchased merchandise from approximately 5,859 suppliers. We do not manufacture any products. Many of the products that we sell are third party branded products that are available from many retailers, including our Company, and are therefore not “in-scope” for purposes of our compliance with the Conflict Minerals Rule. In addition, we believe that most of our products do not contain any 3TG and, for those that do, 3TG content usually constitutes a small portion of the materials content of the products.
A portion of our products are private brand products, primarily consisting of apparel, accessories and home products. We have determined that we are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over the materials, parts, ingredients or components of some of our private brand products that contain 3TG. Our in-scope products included gold and tin, but each in-scope product does not necessarily contain both gold and tin. Our in-scope products did not include tantalum or tungsten. For the Report Year, we sourced our private brand products and components that potentially contain 3TG from 78 nominated trim suppliers and 413 Tier 1 suppliers. We generally refer to all of these suppliers both in respect of the Report Year and generally as “Suppliers.” The responses that we received from our Suppliers in respect of the Report Year indicated that only a small portion of these Suppliers supplied us with products that were in-scope for our Conflict Minerals Rule compliance. See “Product Information” below for additional information concerning our in-scope products.
We do not directly source 3TG from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our responsible sourcing values.
Management Systems and Reporting
Our 3TG compliance program includes the following established systems and controls. Our management systems are intended to conform to Step 1 of the OECD Guidance (as defined later in this Conflict Mineral Report).

a.	Our conflict minerals task force reports to our Chief Legal Officer and includes senior staff under the Chief Legal Officer charged with managing our 3TG compliance strategy. The following functional areas are represented on the task force: Financial Reporting; Legal; Overseas Offices; Quality Assurance/Product Integrity; Sustainability; and Social Compliance. In addition, we include merchants and product development teams from all of our business divisions in the compliance process.

b.	We utilize specialist outside counsel to advise us in connection with our Conflict Minerals Rule compliance. In addition, we use a third-party information management service provider (the “Service Provider”) to assist with our “reasonable country of origin inquiry” (“RCOI”) and due diligence, including to, on our behalf, (i) engage in Supplier outreach and follow-up, (ii) validate Supplier responses, (iii) identify risks based on smelter and refiner sourcing practices of Suppliers and (iv) store records of due diligence processes, findings and resulting decisions on a computerized database. Some of the RCOI and due diligence activities described in this Conflict Minerals Report were performed on our behalf by the Service Provider.

c.	We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to determine the Suppliers that include 3TG in our private-label products and to identify smelters and refiners in our supply chain. Each year, we request that Suppliers complete the CMRT version recommended by the RMI for that year.

d.
We have adopted both a corporate and vendor Conflict Minerals Policy. We communicate the applicable policy to impacted company personnel and to our Suppliers and have implemented procedures to ensure that new Suppliers receive and review the vendor Conflict Minerals Policy. We have posted the corporate Conflict Minerals Policy on our corporate Internet website, at https://www.macysinc.com/purpose/responsible-products-and-sourcing . We do not seek to embargo the sourcing of 3TG from the DRC region.

e.	We required the Tier 1 Suppliers of Macy’s private brands and Bloomingdale’s children’s private brands to source metal trim components from a nominated trim supplier list that sourced 3TG from Conformant smelters and refiners (as later defined). The trim program covers all zippers, all children’s press fasteners, and all other metal trim components for apparel, accessories, footwear, home textiles, and plush toys.

f.	Our private brand purchase order terms and conditions and certain testing and vendor standards manuals include a provision requiring Suppliers to acknowledge, accept and agree that all products supplied to us will be free of any 3TG sourced from mines, smelters or refiners that finance or benefit armed groups in a Covered Country.

g.	We are members of RMI.

h.	We maintain business records relating to 3TG due diligence, including records of our due diligence processes, findings and resulting decisions, for at least five years. We also have instructed the Service Provider to maintain our records in its possession for at least five years.

i.
We have a mechanism at https://www.macysinc.com/contact that enables internal and external stakeholders to provide comments or questions, or register grievances, to us on various subjects, including with respect to the sourcing of 3TG contained in our products. The foregoing serves as our grievance mechanism.

Step 5 of the OECD Guidance contemplates public reporting on supply chain due diligence. We file a Form SD and Conflict Minerals Report with the Securities and Exchange Commission, which we make publicly available on our website.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for the Report Year, we conducted a RCOI. We designed our RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that we contract to manufacture. Our RCOI utilized the management systems described above.
Our outreach for the Report Year included 78 nominated trim Suppliers and 413 Tier 1 Suppliers of our private-brand merchandise. We received a response from 100% of the Suppliers surveyed, representing 100% of our business volume from the surveyed Suppliers. The Suppliers identified 48 smelters and refiners that may be in our supply chain. Based on our RCOI, we concluded that all 48 of these smelters and refiners sourced entirely from outside of the Covered Countries, including from recycled or scrap sources. Our conclusions concerning mineral origin are based on information from RMI member data.
For the Report Year RCOI, we utilized the following processes. See “Due Diligence Program Execution” for additional information concerning the processes and procedures followed by the Service Provider on our behalf.

a.	The Service Provider requested that the Suppliers complete a CMRT. Following the initial introduction to the 3TG compliance program and the CMRT information request, non-responsive Suppliers received additional reminders requesting completion of the CMRT.

b.	The Service Provider reviewed the completed responses received from Suppliers for plausibility, consistency and gaps as described in its procedures.

c.	To the extent that a completed response identified a smelter or refiner, the Service Provider reviewed this information against the lists of Conformant, Active (as later defined) and the equivalent smelters and refiners published in connection with the RMI’s Responsible Minerals Assurance Process (the “RMAP”), the London Bullion Market Association's (“LBMA”) Good Delivery List and the Responsible Jewellery Council's (“RJC”) Chain-of-Custody Certification.
Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we conducted due diligence for the Report Year. These due diligence efforts are discussed below.

Due Diligence Program Design
We designed our due diligence measures relating to 3TG in general conformance with the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).

Due Diligence Program Execution
We undertook the following due diligence measures with respect to the source and chain of custody of the 3TG that are necessary to the functionality or production of products that we contracted to manufacture for the Report Year. These were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

a.	The Service Provider reviewed the responses on the CMRTs received from Suppliers for plausibility, consistency and gaps as described in its procedures. If any of the Service Provider’s quality control flags were raised, the Service Provider platform automatically contacted the supplier for further information or response.

b.	Our 3TG task force reported the findings of its supply chain risk assessment to our Chief Legal Officer.

c.	In addition, to enhance the effectiveness of our compliance program and mitigate the risk that the necessary 3TG contained in our in-scope products directly or indirectly finance or benefit armed groups in a Covered Country, we have taken the actions below in connection with our 3TG program:

1.
We educated merchandising personnel at Macy’s, Bloomingdale’s, our merchants, our international general managers, our product development personnel and selected other internal personnel on the Conflict Minerals Rule and our compliance plan. We did so via on-line training.

2.	We furnished the Suppliers with written communications discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements. In addition, we made available to the Suppliers, via the Service Provider, access to training and online resources relating to the Conflict Minerals Rule and 3TG compliance requirements. The training was intended to help ensure the quality and completeness of the CMRTs received from the Suppliers.

3.	The Service Provider requested from each new Supplier that is not covered by our nominated trim supplier program a copy of that Supplier’s Conflict Minerals policy. Company personnel reviewed the Supplier policies and encouraged Suppliers with 3TG policies that did not include due diligence frameworks and management systems to review the training and educational materials available to them and revise their policies and processes to better facilitate traceability of their supply chains and conflict-free sourcing.

4.
The Service Provider requested an acknowledgment from each Supplier that it had reviewed our vendor Conflict Minerals Policy, understood its requirements and would comply with them. As of May 1, 2023 (“the Assessment Date”), we received affirmative acknowledgment of our Conflict Minerals Policy from 70% of the Suppliers. [1]

1 Supplier affirmative acknowledgement percentage excludes Bloomingdale’s suppliers.

5.	We follow an escalation process for trim Suppliers not responsive to or in compliance with our nominated trim supplier program. Under our risk mitigation strategy, we take such other risk mitigation steps as we deem appropriate based on the findings of our supply chain risk assessment.

d.	We do not conduct audits of smelters and refiners due to our location in the supply chain. However, in connection with our due diligence, we utilize information made available by the RMI, LBMA and RJC concerning independent third-party audits of smelters and refiners. We also seek to meet Step 4 of the OECD Guidance through our membership in the RMI, which operates the RMAP. Through our support of and participation in the RMI, we utilized information provided by the RMI to its members to monitor smelter and refiner improvement, to exercise leverage over smelters and refiners to become Conformant and to assess smelter and refiner due diligence.

Product Information
Our in-scope products included:

1.	apparel, that includes functional metal hardware such as zippers and other functional trim;

2.	accessories, primarily consisting of handbags, shoes, belts and jewelry; and

3.	home goods, primarily consisting of cookware and kitchen gadgets.
However, not all of our products in each of these categories contained 3TG or were otherwise in-scope for purposes of our compliance with the Conflict Minerals Rule.
For a broader discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended February 1, 2023. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.
Identified Smelters and Refiners; Country of Origin
The Suppliers identified to us 38 smelters and refiners that may have been used to supply the 3TG contained in our in-scope products. 83% of the identified smelters and refiners were listed as Conformant by the RMI.
The foregoing facilities are listed on Annex 1. Annex 1 also lists possible countries of origin of the 3TG processed by certain of the smelters and refiners. Due to our position in the supply chain, which we discuss earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products.

The Suppliers generally reported smelter and refiner information at a company level (i.e., for all of their products, not just those that they sold to us). Therefore, we generally were unable to conclusively determine whether the identified smelters or refiners were actually in our supply chain. In addition, the smelters and refiners identified by the Suppliers may not include all of the smelters and refiners in our supply chain, since some Suppliers did not identify all or part of their smelters and refiners and because not all Suppliers responded to our inquiries. See the notes to the table in Annex 1 for additional information concerning the data presented in the table.

None of the necessary 3TG contained in the in-scope products were determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. However, we did not conclude that any of our in-scope products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.
We endeavored to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report. For the smelters and refiners that were identified by the Suppliers, to the extent that the origin of their 3TG was not known to the Service Provider, it attempted to contact the smelter or refiner and/or consulted publicly available information to attempt to determine the mine or location of origin of the 3TG processed by the smelter or refiner.
Future Risk Mitigation Efforts
We intend to take the following additional steps to improve our due diligence measures and mitigate the risk that the necessary 3TG in our in-scope products benefit armed groups:

1.	Continue to enhance our nominated trim supplier program, including through training of new merchants and Suppliers.

2.	Continue to require Suppliers not covered by our nominated trim supplier program to upload copies of their 3TG policies and require such Suppliers that do not have a 3TG policy to adopt one.

3.	Review Supplier 3TG policies for conformance to our requirements, including checking to see that their policies do not provide for an embargo of the Covered Countries.

4.	Monitor Supplier compliance with our nominated trim supplier program and determine steps to implement our escalation process for any Suppliers that are non-responsive or not in compliance.

5.	With the assistance of the Service Provider, conduct independent research on smelters and refiners that were reported to us that are not operational or may have been misidentified.

6.	Continue to engage with Suppliers that provided incomplete responses or that did not provide responses to help ensure that they provide requested information for the following year.

7.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for the Report Year that the source of 3TG was unknown or undeterminable.

ANNEX 1

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the Conflict Minerals Report of which this Annex is a part.

Smelters and Refiners

The following facilities may have been used to process the necessary 3TG in our in-scope products. Our in-scope products did not include tantalum or tungsten.  Please see the notes that accompany the table for information concerning the data in the table.

Metal	Smelter ID	Smelter Name	Country	RMI Status
Gold	CID000035	Agosi AG	Germany	Conformant
Gold	CID000077	Argor-Heraeus S.A.	Switzerland	Conformant
Gold	CID000233	Chimet S.p.A.	Italy	Conformant
Tin	CID000292	Alpha	United States	Conformant
Tin	CID000538	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Conformant
Gold	CID000707	Heraeus Metals Hong Kong Ltd.	Hong Kong/China	Conformant
Gold	CID000807	Naniwa Kin-Edi Co. Ltd.	Japan	Conformant
Gold	CID000814	Istanbul Gold Refinery	Turkey	Conformant
Gold	CID000920	Asahi Refining USA Inc.	United States	Conformant
Tin	CID001070	China Tin Group Co., Ltd.	China	Conformant
Gold	CID001078	LS-NIKKO Copper Inc.	Korea, Republic Of	Conformant
Tin	CID001105	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Gold	CID001147	Metalor Technologies (Suzhou) Ltd.	China	Conformant
Gold	CID001149	Metalor Technologies (Hong Kong) Ltd.	Hong Kong/China	Conformant
Gold	CID001152	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	Conformant
Gold	CID001153	Metalor Technologies S.A.	Switzerland	Conformant
Gold	CID001157	Metalor USA Refining Corporation	United States	Conformant
Tin	CID001191	Mitsubishi Materials Corporation	Japan	Conformant
Gold	CID001220	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey	Conformant
Tin	CID001231	Jiangxi New Nanshan Technology Ltd.	China	Conformant
Tungsten	CID001277	Ningxia Orient Tantalum Industry Co., Ltd.	China	Conformant
Gold	CID001352	MKS PAMP SA	Switzerland	Conformant
Tin	CID001477	PT Timah Tbk Kundur	Indonesia	Conformant
Tin	CID001482	PT Timah Tbk Mentok	India	Conformant

Metal	Smelter ID	Smelter Name	Country	RMI Status
Gold	CID001512	Rand Refinery (Pty) Ltd.	South Africa	Conformant
Gold	CID001622	Shandong Zhaojin Gold & Silver Refinery Co.ltd	China	Conformant
Gold	CID001980	Umicore Galvanotechnik GmbH	Belgium	Conformant
Gold	CID001993	United Precious Metal Refining, Inc.	United States	Conformant
Gold	CID002003	Valcambi S.A.	Switzerland	Conformant
Gold	CID002030	Perth Mint	Australia	Conformant
Tungsten	CID002082	Xiamen Tungsten Co., Ltd.	China	Conformant
Tin	CID002158	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	CID002180	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	Conformant
Gold	CID002224	Gold Refinery of Zijin Mining Group Co., Ltd.	China	Conformant
Gold	CID002509	MMTC-PAMP India Pvt., Ltd.	India	Conformant
Tantalum	CID002512	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China	Conformant
Gold	CID002560	Al Etihad Gold Refinery DMCC	United Arab Emirates	Conformant
Gold	CID002561	Emirates Gold DMCC	United Arab Emirates	Conformant
Gold	CID002765	Italpreziosi	Italy	Conformant
Tin	CID002844	HuiChang Hill Tin Industry Co., Ltd.	China	Conformant
Gold	CID003461	Augmont Enterprises Private Limited	India	Active
Gold	CID004010	Coimpa Industrial LTDA	Brazil	Active
Gold	-	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey	Unrecognized
Gold	-	Cendres + Metaux S.A.	Switzerland	Unrecognized
Gold	-	Morris and Watson	New Zealand	Unrecognized
Gold	-	Changzhou Chemical Research Institute Co., Ltd	China	Unrecognized
Gold	-	Name Unknown/Not Provided	Argentina	Unrecognized
Tin	-	Shanxi Dongling Yelian Co.,ltd.	China	Unrecognized

We note the following in connection with the information contained in the foregoing table:

a.	The table only includes entities that were listed as smelters or refiners by the RMI.

b.	Smelter and refiner status information in the table is as of the Assessment Date and is based solely on information made publicly available by the RMI, without independent verification by us.

c.
“Conformant” means that a smelter or refiner was listed as conformant with the RMAP’s assessment protocols, including those indicated as “re-audit in progress.” Included smelters and refiners were not necessarily Conformant for all or part of the Report Year and may not continue to be Conformant for any future period. We do not have information on the origin of the 3TG processed by any of the Conformant smelters and refiners prior to their respective certification dates.

d.	While none of the identified smelters or refiners is listed as such for the Report Year, “Active” means that the smelter or refiner is a participant in the RMAP and has committed to undergo an RMAP assessment.

e.
While none of the identified smelters or refiners is listed as such for the Report Year, “On Smelter Look-up Tab List Only” means that a smelter or refiner is listed on the Smelter Look-up tab of the CMRT but is not listed as Conformant or Active.

f.	“Smelter Country Location” is the country in which the smelter or refiner is located. Country location is based solely on information made publicly available by the RMI, without independent verification by us.
Country of Origin
The countries of origin of the 3TG processed by the Conformant smelters and refiners listed above may have included countries in each of the categories listed below. The listed countries of origin are derived from information made available by the RMI to its members. Except for the DRC2, the RMI does not indicate individual countries of origin of the 3TG processed by Conformant smelters and refiners. Instead, the RMI indicates country of origin by category. In addition, for some of the listed Conformant smelters and refiners, origin information is not disclosed.3 The countries below are sorted by risk level.

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries: Argentina, Armenia, Australia, Austria, Azerbaijan, Bahamas, Barbados, Belarus, Belgium, Benin, Bolivia (Plurinational State of), Bosnia and Herzegovina, Botswana, Brazil, Bulgaria, Burkina Faso, Cambodia, Cameroon, Canada, Cayman Islands, Chile, China, Colombia, Croatia, Curacao (Dutch Antilles), Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Eritrea, Estonia, Ethiopia, Fiji, Finland, France, Gabon, Gambia (The), Georgia, Germany, Ghana, Greece, Guatemala, Guinea, Guyana, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Iran, Ireland, Israel, Italy, Ivory Coast, Japan, Jordan, Kazakhstan, Korea (Republic of), Kosovo, Kuwait, Kyrgyzstan, Laos, Latvia, Lebanon, Liberia, Libya, Liechtenstein, Lithuania, Luxembourg, Macau, Malaysia, Mali, Malta, Mauritania, Mauritius, Mexico, Mongolia, Morocco, Myanmar, Namibia, Netherlands, New Caledonia, New Zealand, Nicaragua, Niger, Nigeria, Norway, Pakistan, Panama, Papua New Guinea, Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, Russian Federation, San Marino, Saudi Arabia, Senegal, Serbia, Sierra Leone, Singapore, Slovakia, Slovenia, Solomon Islands, Spain, Suriname,
2 DRC - The Democratic Republic of the Congo
3 In addition, some of the Conformant smelters and refiners may have processed 3TG originating in whole or in part from recycled or scrap sources.

Swaziland, Sweden, Switzerland, Taiwan, Tajikistan, Thailand, Togo, Trinidad and Tobago, Tunisia, Turkey, Ukraine, United Arab Emirates, United Kingdom of Great Britain and Northern Ireland, United States, Uruguay, Uzbekistan, Vatican City, Venezuela and Zimbabwe, Vietnam, Yemen

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Kenya and South Africa.

L3 – The DRC and its adjoining countries: Burundi, Rwanda, Tanzania, Uganda and Zambia.